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Michael Camilleri · 3rd

Professor at Mayo Clinic

Rochester, Minnesota · 37 connections ·

Contact info

Mayo Clinic

University of Malta

Experience

Professor
Mayo Clinic
Aug 1987 – Present · 32 yrs 11 mos

Education

University of Malta
Doctor of Medicine - MD, Medicine
1967 – 1975

Skills & Endorsements

Research · 1
Andres Acosta M.D., Ph.D. has given an endorsement for this skill

Clinical Research · 1
Andres Acosta M.D., Ph.D. has given an endorsement for this skill

Leadership · 1
Andres Acosta M.D., Ph.D. has given an endorsement for this skill

Industry Knowledge

Medicine

Other Skills

Development/Philanthropy

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Interests

University of Malta
38,086 followers

Mayo Clinic
666,692 followers

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